EXECUTIVE EMPLOYMENT, CROSS-OPTION AND
NON-COMPETITION AGREEMENT

THIS AGREEMENT made effective February 1, 2003

BETWEEN:

SONIC ENVIRONMENTAL SOLUTIONS INC. a company incorporated under the laws of Canada, to be continued under the laws of British Columbia, with business offices at 1778 West 2nd Avenue, Vancouver, British Columbia V6J 1H6

("SNV")

AND:

MATTHEW WILSON, of 2960 Altamont Crescent, West Vancouver, BC, V7V 3C1

(the "Executive")

WHEREAS:

(A) SNV is engaged in the business of developing and marketing sonoprocessing technology;

(B) SNV and the Executive have mutually agreed to evidence the terms of the Executive's full time employment by SNV by this Agreement which is to supersede all prior discussions and negotiations between the parties;

NOW THEREFORE, in consideration of the mutual promises and covenants as hereinafter set forth, the parties hereto agree as follows:

1. EMPLOYMENT, TERMS AND DUTIES

1.1 Employment. SNV hereby agrees to employ the Executive and the Executive hereby accepts and undertakes employment by SNV on a full-time basis upon and subject to the terms and conditions of this Agreement.

1.2 Term. The term for the provision of services by the Executive to SNV will be for two year period from the date hereof (the "Term"). The Term may be extended thereafter for annual one year periods upon the mutual agreement of the parties reached at least 30 days prior to the expiry of the prevailing term.

1.3 Title. The Executive will have the title and office of Vice President Business Development.

1.4 Duties. The Executive's principal duties and responsibilities will be environmental remediation project management, cost and contract price estimating, arranging permitting and general business development and any other duties which may be assigned from time to time by SNV's President and or Chief Executive Officer.

1.5 General Duties. During the Term of this Agreement, the Executive will

(a) Diligently perform his duties arising under this Agreement to the best of his ability; and

(b) Attend to his duties on a full-time basis, at the specific times and days as reasonably directed by SNV, excepting holidays, absence due to sickness and other authorized absences as set out in this Agreement.

1.6 General Representation and Consent. The Executive represents to SNV that this Agreement does not conflict with any agreement to which the Executive is subject. The Executive is not under any obligation or restriction to any former employer or other person with respect to his know-how, business and customer contacts and like matters. The Executive will accurately complete any necessary personal information form required by a stock exchange or other regulatory authority, and consents to SNV completing any background or reference checks it deems necessary or desirable. The Executive represents the accuracy and completeness of all information supplied to SNV in any resume or other document.

2. COMPENSATION

2.1 Salary and Bonus. SNV will pay the Executive an annual salary of $100,000, payable as to $8,333 monthly, semi-monthly in arrears and subject to customary amounts held back pursuant to income tax and social securities legislation.

2.2 Annual Holidays. The Executive shall be entitled to three weeks annual paid vacation to be taken at mutually agreeable times.

2.3 Other Benefits. In addition to other compensation set out in this Agreement, the Executive will be able to participate in such extended health, medical, dental, disability insurance or other benefit plans or retirement rights to be established by SNV, and amended from time to time and made available to employees of SNV.

2.4 Stock Options. The Executive will be granted 175,000 options to purchase SNV common shares (the "Options") which will become vested and exercisable as follows:

(a) 25,000 options exercisable to purchase a common share of SNV at a price of $0.50 until December 12, 2007 are vested on execution hereof for past services as a member of SNV's Technical Advisory Board; and

(b) 100,000 options shall vest and be exercisable at a price of $1.10 per share until February 1, 2005, and

(c) 50,000 options shall vest and be exercisable, as to

(i) 25,000 shares at a price of $1.10 until February 1, 2005 providing that SNV has achieved the minimum Year 1 Revenue target, from February 1, set out in Section 2.6 of this Agreement, and

(ii) 25,000 shares at a price of $1.10 until February 1, 2005 providing that SNV achieves the minimum Year 2 Revenue target , from February 1, set out in Section 2.6 of this Agreement.

2.5 Additional TSX Venture Requirements. In addition to the requirements of Section 2.4, all options (except in Section 2.4(a)) shall be subject to the general vesting limitations that 1/3 shall vest, subject to continued employment hereunder, each six months commencing February 1, 2003 and required by TSX Venture Exchange requests. The options granted hereunder shall in all event be subject to SNV's option plan that was accepted by the TSX Venture.

2.6 Bonus. The Executive shall be entitled to a cash bonus in each of the first two years of this Agreement, beginning February 1, 2003 in the event SNV (together with any of its affiliates) achieves aggregate gross revenues from exploitation of sonoprocessing or other revenue, as described in the table below. Year 2 bonus requires that a bonus was earned in Year 1 (and only one of the bonus amounts is payable in a year and any year 2 bonus is conditional on SNV renewing this Agreement).

Year	Revenue	Bonus
1	at least $500,000 more than $1,000,000	$15,000 $28,000
2	at least $1,000,000 more than $2,000,000	$15,000 $28,000

2.7 Expenses. SNV will provide reasonable expense advances upon request and will reimburse reasonable out-of-pocket business expenses incurred by the Executive on behalf of SNV to the Executive's upon presentation of appropriate vouchers and receipts.

2.8 Car Lease. The Executive shall be entitled to a car leasing arrangement in accordance with SNV's company car program currently established for its executives.

3. CONTECH OPTION AND EXCLUSIVITY OF SERVICES

3.1 The Executive will devote substantially full-time attention, energies and best efforts to SNV as may be reasonably required and will not, without the written consent of the Board of Directors of SNV, during the Term, engage in other business activity (whether or not such business activity is pursued for gain, profit, or other pecuniary advantage) which unreasonably interferes with the duties of the Executive hereunder except as permitted by Section 3.2.

3.2 The Executive may devote a few hours per week during regular business hours to managing the business of Contech PCB Containment Technology Inc. ("Contech") providing that:

(a) such activities do not interfere with providing substantially full-time efforts hereunder; and

(b) no liability of any kind or nature could accrue to SNV as a consequence of such activity and the Executive will clearly identify to any third party at the time of any such activity that he is not then representing SNV.

3.3 The Executive hereby grants to SNV for $1.00 the exclusive option to purchase the Executive's shares in Contech for their fair value as determined by an independent Certified Business Valuator ("CBV"). The Executive owns 100% of Contech free and clear of encumbrances once the shares of PCB Containment Technology of Ontario have been repurchased within 90 days. The term of the option is until February 1, 2005. If SNV desires to exercise the option, it shall give notice of same to the Executive and the parties shall endeavour to negotiate a price failing which the price shall be referred to the CBV. The CBV fees shall be borne by SNV and SNV shall have 30 days from receipt of the appraisal to elect to complete the purchase for cash, cash and shares or SNV shares valued at market at the option of Contech. Market shall mean the 10-day trading average closing price prior to completion of the acquisition. The Contech Shares shall be sold free and clear of encumbrances. The Executive shall, during the term of the option herein granted, provide full access to Contech's operations and records for review. The Executive shall abide by applicable securities resale rules with respect to the SNV Shares, if any, received for the purchase.

4. TERMINATION

4.1 Termination With Cause. SNV may, at any time, without advance notice to the Executive, or payment of any compensation in lieu of notice, forthwith terminate the services of the Executive for cause. The term "cause" means (i) a persistent breach of this Agreement by the Executive and the Executive fails to cure the breach within thirty days following written notice by SNV; or (ii) the existence of factors such as malfeasance or gross negligence entitling SNV to terminate the Executive at common law.

4.2 Termination Without Cause. SNV may at any time, upon 60 days advance notice to the Executive, forthwith terminate the services of the Executive other than for cause. In the case of termination other than for cause, all unvested options will immediately vest and SNV will be liable to pay the Executive an amount equal to one-half his annual aggregate salary hereunder. This Agreement will terminate upon the death or disability (incapacity for not less than 120 days) of the Executive, which termination will be deemed to be "other than for cause".

4.3 Change of Control. If at any time during the term of this Agreement there is a change of control of SNV, then the Executive shall have two months from the date of such change of control to elect whether or not he wishes to continue his employment with SNV. If the Executive elects to terminate his employment, then he shall give to SNV written notice of such election and this Agreement shall terminate 30 days from the date such notice is delivered to SNV. Upon such effective date of termination all unvested Options of the Executive will immediately vest and the Executive shall be entitled to receive from SNV an amount equal to his annual aggregate salary hereunder. In this Section, "change of control" means the acquisition by a person, alone or with its affiliates, associates or persons with whom such person is acting jointly or in concert (all within the meaning of the British Columbia Securities Act), following the date of this Agreement, of beneficial ownership of more than 50% of the total voting rights attaching to all classes of shares then outstanding of SNV.

4.4 Other Payments. The Executive acknowledges and agrees that the payment in Section 4.2 is inclusive of any compensation or payments to which the Executive may be entitled.

4.5 Termination by the Executive. The Executive may terminate the provision of his services under this Agreement on not less than 30 days' notice to SNV, in which case the obligations of SNV will be the same as though the services were terminated for cause.

4.6 Other Claims. The Executive acknowledges and agrees that the notice and provisions for compensation on termination provided in this Section are fair and reasonable and agrees that upon any termination of the Executive's services by SNV, or upon any termination of this Agreement by the Executive, the Executive will have no action, cause of action, claim or demand against SNV or any other person as a consequence of such termination.

4.7 Resignation. On termination hereof, Executive shall resign from any office or directorship of SNV and any affiliate forthwith.

5. CONFIDENTIAL INFORMATION AND WORK PRODUCT

5.1 The Executive will not, during the Term or at any time after the termination of his services by SNV, use for himself or others, divulge or convey to others, or aid or abet others to divulge or convey to others, any information, knowledge, data or property relating to the business of SNV, or any of their affiliates, including information relating to employees, customers or suppliers, and intellectual property in any way obtained by him during his association with SNV or in any way obtained by other employees of SNV, unless (i) such information, knowledge, data or property is properly in the public domain other than through a breach of this Agreement; (ii) the Executive has received prior authorization by SNV or such use divulgence or conveyance is reasonably necessary in the course of the Executive's duties; or (iii) required by law. All intellectual property and work product conceived or developed by the Executive during the term hereof enures to SNV absolutely.

5.2 Notwithstanding anything else in this Agreement, it is expressly acknowledged and understood by the Executive that all of the work product of the Executive while employed by SNV (both before and after the date of this Agreement) shall belong to SNV absolutely and notwithstanding the generality of the foregoing, all patents, inventions, improvements, notes, documents, correspondence produced by the Executive during the term of employment hereunder shall be the exclusive property of SNV. The Executive further agrees to execute without delay or request for further consideration any necessary patent assignments, conveyance or other documents and assurances as may be necessary to transfer all rights to same to SNV. In the event of the termination of the Executive for any reason hereunder, the Executive shall promptly turn over to SNV all of the foregoing intellectual property which is evidenced by any physical documentation (whether written, digital, magnetic, electronic or otherwise) or any other of SNV's assets or property in his possession or under his control.

6. SURVIVAL OF COVENANTS

6.1 Except as otherwise specifically provided herein and notwithstanding the termination of the services of the Executive or termination of this Agreement, the covenants, representations and warranties contained in Section 5 and Section 7 hereof will survive such termination and will continue in force and effect for the benefit of SNV for a time period unlimited in duration.

7. NON-COMPETITION COVENANTS OF THE EMPLOYEE

7.1 Definitions. In this Section:

"Business" means the business carried on or intended to carry on by SNV and its affiliates relating to sonoprocessing and its application to environmental remediation activities;

"Competitive Business" means any business which is involved in the development or exploitation of technologies using sonoprocessing and its application to environmental remediation;

"Customer" means any person who has been a customer of SNV or its affiliates at any time within a period of one year prior to the date of termination or expiration of this Agreement;

"Restricted Area" means North America; Japan, Germany, UK or any area that SNV its affiliates or predecessor companies have had correspondence with regarding sonoprocessing and its application to environmental remediation;

"Restricted Period" means two years from the date of termination of this Agreement whether by expiry or voluntary or involuntary termination.

7.2 Non-Competition. The Executive will not, during the Restricted Period and within the Restricted Area,

(a) directly or indirectly carry on, engage in or participate in, any Competitive Business either alone or in partnership or jointly or in conjunction with any other person;

(b) directly or indirectly assist (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, independent contractor, supplier, consultant, lender, guarantor, financier or in any other capacity whatever) any person to carry on, engage in or participate in, a Competitive Business; and

(c) have any direct or indirect interest or concern (as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person, if any part of the activities of such person consists of carrying on, engaging in or participating in a Competitive Business except holding securities of a public company constituting less than 10% of its outstanding share capital;

7.3 Non-Solicitation. During the Restricted Period and within the Restricted Area, the Executive will not,

(a) directly or indirectly solicit any Customer;

(b) directly or indirectly assist (whether as principal, beneficiary, servant, director, shareholder, partner, nominee, executor, trustee, agent, employee, independent contractor, supplier, consultant, lender, financier or in any other capacity whatever) any person directly or indirectly to solicit any Customer; or

(c) have any direct or indirect interest or concern (be it as principal, beneficiary, director, shareholder, partner, nominee, executor, trustee, agent, servant, employee, consultant, independent contractor, supplier, creditor or in any other capacity whatever) in or with any person if any of the activities of which person consists of soliciting any Customer except holding securities of a public company constituting less than 10% of its outstanding share capital;

if such solicitation would, directly or indirectly, be intended to result in a sale of any product or service to such Customer and is directly or indirectly competitive or potentially competitive with any product or service then produced by the Business;.

7.4 Employees, etc. The Executive will not:(a) during the Restricted Period, directly or indirectly, induce any individual who to his knowledge is then employed by SNV, or any of its subsidiaries, to leave the employ of SNV or any of its subsidiaries without the prior written consent of SNV.

7.5 Covenants Reasonable. The Executive agrees that,

(a) the covenants in this Agreement are reasonable in the circumstances and are necessary to protect SNV; and

(b) the breach by him of any of the provisions of this Agreement would cause serious and irreparable harm to SNV and its shareholders which could not adequately be compensated for in damages in the event of a breach by him of such provisions or an order of injunction being issued against him restraining him from any further breach of such provisions and agrees that such injunction may be issued against him without the necessity of an undertaking as to damages by SNV or its shareholders; the provisions of this section shall not be construed so as to be in derogation of any other remedy which SNV or any of its shareholders may have in the event of such a breach.

7.6 Covenants Independent. The existence of any claim or cause of action of the Executive against SNV or any of its shareholders will not constitute a defence to the enforcement by SNV or any of its shareholders of the provisions of this Agreement.

7.7 Invalidity. In the event that any term or provision of this Agreement shall, to any extent, be invalid or unenforceable, the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

7.8 Rights in Addition. The rights and remedies of SNV or any of its shareholders hereunder are in addition to and not in substitution for any other rights of remedies which they may have at any time against the Executive, at law or in equity.

8. SUCCESSORS AND ASSIGNS

8.1 This Agreement will enure to the benefit of, and be binding upon, the parties hereto and their legal representatives, successors and permitted assigns except that no claims may be asserted by the legal representatives, successors and assignees of the Executive in respect of compensation or other benefits for periods following the death or total incapacity of the Executive other than those provided for in this Agreement.

9. NOTICES

9.1 Any notice required or permitted to be given under this Agreement will be deemed to have been duly given only if such notice is in writing and is delivered.

10. GOVERNING LAW

10.1 This Agreement is and will be deemed to be made in British Columbia and for all purposes will be governed exclusively by and construed and enforced in accordance with the laws prevailing in British Columbia, and the rights and remedies of the parties will be determined in accordance with those laws.

11. SEVERABILITY

11.1 If any provision of this Agreement is at any time unenforceable or invalid for any reason it will be severable from the remainder of this Agreement and, in its application at that time, this Agreement will be construed as though such provision was not contained herein and the remainder will continue in full force and effect and be construed as if this Agreement had been executed without the invalid or unenforceable provision.

12. INDEPENDENT LEGAL ADVICE

12.1 The parties hereto acknowledge that they have each received independent legal advice in relation to the terms and conditions of this Agreement.

IN WITNESS WHEREOF the parties hereto have duly executed and delivered this Agreement as of the day and year first above written.

SONIC ENVIRONMENTAL SOLUTIONS INC.
Per:	Authorized Signatory

THE EMPLOYEE:
MATTHEW WILSON